Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lawson Holdings, Inc.
Commission File No.: 333-129862

The attached are (i) a transcript of a presentation made at the opening session of Lawson’s Customer and User Exchange held on April 10, 2006 and (ii) the powerpoint slides used during the presentation:

Cue Opening Session 4.10.06 - Harry Debes, Richard Lawson and Malcolm Gladwell

Male Voice:                           Ladies and gentlemen, please welcome Lawson president and chief executive officer Harry Debes.

[Music]

Harry Debes:                         Good morning! What a rousing opening. Did that wake you up? All right, let’s give another big hand for the Orlando Heat Wave.

[Applause]

Well, welcome, welcome to Cue, and thank you for taking the time out of your busy schedule to spend some time with us. For the next three days, it’s all about you. We want to spend some time with you to get to know you a little better, to share with you our vision for the company, get your feedback on how we can serve you better, and give you the opportunity to have some fun.

This is Lawson’s 24th Cue. The first one took place in Minneapolis in 1982 and there were 20 people there and I can tell you, it wasn’t 80 degrees outside. This year, we have more than 4000 attendees, and we also have about 40 members from the media, from industry analyst firms, from Wall Street, and there are 550 Lawson employees here, all of them looking to spend some quality time to get to know you a little better. This morning, I’m going to speak to you about the Lawson company: How we’re doing and what we’re focusing on. And then, Richard Lawson is going to join me a little later and give everyone an update on the exciting advances with our Landmark project. This morning, you’ll also hear from our keynote speaker, Malcolm Gladwell, the author of Blink and Tipping Point. He’s one of the most sought-after speakers on the market these days. Tomorrow morning’s session, you’ll hear from Dean Hager, who will give you a product and technical update focusing on the details of the new Lawson Release 9 announcements that we’ve recently made.

There’s more. We have a full slate of academies, demos, product sessions, and more than 70 customer-delivered sessions where customers will share their live experiences with you. For those of you who are presenting, thank you very much. We really appreciate it. It means a lot to us and also to your peers to hear about real-world successes.

But that’s not all. We’ve also planned some fun. On Tuesday night, we’re taking you to an amazing aeronautics museum, and while there, you’ll be entertained by a very funny comedian from MadTV and also by the fabulous musical group Chicago. So as you can see, a truly full and, we hope, enlightening and entertaining agenda.

Now, before we get started, occasionally we run a few clips, but we’ve been asked that we need to run an information video right here. So let’s roll that, guys.

[Video]

You know, those Oracle guys are sneaky. They slip that Illusion software thing in the Ginsu knives commercial. I can’t believe they would do that. Here’s the point we’re trying to make. Isn’t there a little bit too much marketing hype and spin in our world? People are making fantastic claims about products and tell you all about the wonderful things they’re going to do, and then there’s a tough time in terms of matching the reality with the promise. So you’re never sure what to believe, and ultimately, become skeptical and start to mistrust everyone, even people who are supposed to be your trusted advisers. It’s a bit of a sad state, but you deserve something a lot better than that. Over the years, I’ve learned that if you want to be successful, you need to earn the respect and trust of your customers and you need to establish a reputation for this. And that’s my theme for today, turning promises into reality.

So this morning, I want to look at Lawson. Are we doing this? What are the actions that we have undertaken in the last 12 months to make Lawson a better, stronger company to serve your needs more effectively? And one that delivers on our promises? And it starts here. Some of you will recognize this is that typical corporate planning and execution cycle. Usually, with this process, you start in the center, you establish some core values and then you define a strategy, the problems you’re trying to solve, the markets you wish to serve, and then, next, it’s especially true in the technology sector, you focus on innovation, creating the products and services and processes that you wish to sell. Then you move to execution, using best practices to deliver your solutions. And now, the theory is that if you’ve done all of these things well, you should achieve a certain level of financial success or strength. And once you achieve that success, it’s wise to retain some level of paranoia, because someone will likely want to take that success away from you, and so you continue to review and innovate on the first four elements and so on. It’s a never-ending cycle.

At Lawson, in the last four months, we didn’t follow this cycle, at least not in the typical sequence, and here’s the reason: We already had core values and we already had a strategy and we’re doing some innovative things. But the problem was, we were not executing, and that led to questions relating to our financial strength and overall viability of the company. So twelve months ago, by necessity, we really started to focus on execution and financial performance, and this chart shows why. Now, no-one should ever manage a company to the share price performance, but share price is often a reflection of the financial well-being of a business, and as you can see from this chart, since late 2001, outside observers have not been overly impressed with our performance.

During the years 2001 to 2004, the overall environment for technology wasn’t strong, and as a result, NASDAQ, the top line, was down. Likewise, the global software index, the green line, was also down. Our key competitors were likewise either flat or down and Lawson, the lowest line on this chart, didn’t fare particularly well. Now, shareholders of Lawson can immediately identify with this issue, but why should this be important to you, our customers?

Well, it turns out it is important to you. In my first few months on the job, this was the number one question that I was asked by our prospective and current customers. In almost every meeting, I heard “What about Lawson’s financial well-being?” and “When will you become acquired by Oracle?” Some of you asked me that question. I understand that issue. It’s the law of the jungle. When a company is not financially strong, it becomes a possible victim of a larger, perhaps more successful predator, and in such circumstances, the investment customers have made in that company’s solution is at risk. So rightfully, that causes a certain level of anxiety. So we made a promise to everyone that our first priority would be to focus on our own execution and the financial well-being of the company so that we can eliminate this anxiety. So we focus on execution. We established some key issues that we needed to improve immediately: The way we develop and release our products; the way we package and sell our solutions; how we allocate and spend money; catching up with the global economy by enabling ourselves to deliver solutions that included offshore resources; improving the efficiency and effectiveness of our work force by investing in more modern systems and infrastructure—yes, even Lawson was behind in our own releases; and establishing a culture of personal accountability that comes with a performance environment.

The good news, of course, is that these initiatives started to pay off. During the last twelve months, the company has made some real progress on the financial front, as these figures show. Our revenue has improved over the last four quarters, and thanks to the support of you, our customers, and better execution on the part of our sales team, our license revenue has grown by approximately 30% when compared to the first nine months of last year. Our services business has also improved, but at a more modest pace. More importantly, our profitability has improved significantly. On the cash front, we have been cash flow positive for some time. Today, we have about $280 million of cash with no debt. So today, we are in reasonably solid financial shape. When you do a better job on execution and when your revenue and profitability goes up, if you can do this consistently, the markets tend to reward you with a higher share price. And so as you can see, our share price has been heading in a positive direction pretty much since June of last year. So that’s great. We’re starting now, finally, to deliver on the promise potential that has existed within Lawson for many years. But, of course, in order to sustain this, we need to continue and deliver, and doing so is an ongoing promise that we’ve made to many of the stakeholders in the Lawson community.

So you’re probably saying, “Well, that’s great for you. What does this have to do with me, your customer?” Well, the answers are many. Here are a few of the most important ones: As a strong and healthy company, we are better able to protect the investment that you have already made in Lawson products; and as a company that generates positive earnings in cash, we can afford to continue to invest in the ongoing development of your solutions. Today, we are rarely asked about our financial well-being, which means that to a degree, we have re-established our credibility, and this allows us to spend more time focusing on your issues.

Okay. Back to our cycle diagram. While we were focusing on strengthening our financial position, we realized that in order to sustain this long-term performance, we could not sacrifice some of the innovative ideas that had been previously launched, innovations that are vital to the evolution of our products, services, and support. In the interest of improving financial results quickly, it would have been easy to sacrifice some of these new projects, but we didn’t go there. We simply needed to complete them to deliver on our promises. The recent release of the Lawson 9 family of products is a great example of such an innovation. We promised to deliver increased quality, new technology, new tools, new features, new applications, all under one integrated version which was tried and tested at beta sites before it was released to the public. And with Lawson-9, we have delivered on that promise. Lawson-9 technology was publicly announced in March and, at that time, we already had four customers in live production. Today, we have six and another 40 are at various stages of implementation right now. This moves Lawson’s formerly proprietary technology to IBM’s world-class middleware, thereby fulfilling our commitment to deliver our solutions on standards-based technology, while still preserving your choice for database and hardware platforms.

The Lawson-9 applications were announced, also, in mid-March and, at the time of announcement, we already had two beta site customers that had been in live production for several months. In this new release, we added major enhancements in our core suites and increased industry-specific functionality. We’ve also significantly enhanced Lawson’s enterprise performance management, including business intelligence.

And today, this morning, we made two more product announcements. First, in human capital management, we announced Lawson Performance Management, which aligns employee performance with organization results. The beta site for this application is none other than the human resources department of Lawson Software. And our senior vice president of human resources, [Kristen Treker] is here at Q to share her experience about going live with this new application.

Secondly, in supply chain management, today we announced Strategic Sourcing, our first Landmark-built application, delivered in less than one year since Richard Lawson introduced Landmark to you at Q in 2005. Two customers have been instrumental in helping us to build and test this application over the past years: the city of Greensboro and also [Bunken] County. And we’re grateful to them for their assistance. Now, both of these customers are here at Q and will be presenting sessions on their experience this week. So I urge you to attend those.

Dean Hager, our chief product manager, will tell you a lot more about Lawson-9 tomorrow, both the technology and the applications. And he’ll be demonstrating some of those features live on stage. But right now, I’d like to hand it over to our founder and chairman, who will update you on the progress we’ve made with Landmark in the last 12 months. Ladies and gentlemen, please welcome Richard Lawson.

[music and applause]

Richard Lawson:                  Good morning, everybody. I’d also like to welcome you to this year’s Q and thank you for your attendance. Last year, I came before you and made an important announcement about Project Landmark, or Landmark for short. Remember the headline? I told you how Landmark represented four years of painstaking research and development and how it had been my personal passion during those four years. I talked about how Landmark was the direct opposite of something like Oracle’s Project Fusion. I noted how the benefits of Landmark would be significant. How it would dramatically improve the simplicity, adaptability, and quality of Lawson applications. How it would position Lawson’s applications and you for service-oriented architecture, otherwise known as SOA. How existing Lawson applications would be refactored in Landmark over time. And I closed by saying that new Lawson applications were already being written in Landmark and that these new applications would coexist with your existing applications.

Then Dean Hager came out after me, held up and waved around a big stack of paper, then held up a smaller stack and said the difference between the old way of building applications and the new Landmark way was the difference in the height of those two stacks. And he talked about the signature features of Landmark. If you’ve already noticed, when Harry joined our company, he was absolutely right when he said we needed to turn those Landmark promises into reality. And that’s why I’m here today — to announce our first Landmark-built application delivering on that promise of a year ago.

Last year, I was proud to announce Landmark. This year, I’m proud to announce Lawson Strategic Sourcing and it’s being delivered to you in under a year since I stood before you last time. Whereas our competitors are talking about next-generation applications, I stand before you today saying we are already there. As Harry noted, Strategic Sourcing is found within our Supply Chain Management Suite and it can help you improve the way you develop and manage supplier relationships. And the important thing, it’s built using the Landmark tool for constructing applications, using Lawson Pattern Language, and it’s 100 percent SOA.

By the way, even if you don’t know what SOA is, that’s okay. Landmark gets you ready for SOA with innovation built in so you don’t have to worry about it. SOA may not be on your radar yet, but it will probably be there pretty soon.

Now let’s take a look on how we’ve done on our promises I shared with you last year. In short, I can say this: Strategic Sourcing delivers on what I said Landmark would do and would be. It delivers on simplicity. It delivers on adaptability. And it delivers on quality.

Firstly, Landmark delivers on simplicity. With Landmark, we talked about reducing complexity by reducing lines of code. That’s what Dean represented last year when he held up those two stacks of paper – one before and one after Landmark. Strategic Sourcing delivers a full application in just 13,100 lines of design instructions, compared to the more than 200,000 lines of code our traditional construction processes would have taken. This represents about a 15x overall reduction in the lines of code. More importantly, Strategic Sourcing was built entirely by two business analysts, instead of the normal process where a business user would go to the business analyst, who would then, in turn, go to a team of programmers.

Secondly, Landmark delivers on adaptability. As Harry noted, [Bunken] County and the city of Greensboro were our lead adopters of Strategic Sourcing. After coming into Lawson in June, 2005, our lead adopters gave us more than 40 enhancements to make to the application. And we turned them all around by the first beta delivery in October of 2005, not the year-plus it would have taken in the traditional construction process. Then we went into the data build cycle and completed an additional 26 enhancements. Why? Because the business analysts were able to work with the customer and make those changes themselves, as opposed to asking a whole team of programmers to make those changes.

Thirdly, Landmark delivers on quality. Any new release from any software company has had bugs. Not a big secret there. The question is, how fast can you stabilize the application and, ultimately, how good can the quality get? Because Landmark generated 100 percent of Strategic Sourcing, the rate of stabilization is significantly faster than the traditional construction or development methods. To keep it simple, because we reduced the lines of code by 15x or greater, we have significantly fewer defects and we believe Landmark applications will approach compiler-like quality, which is unheard of in the application space.

In sum, Strategic Sourcing delivers on the Landmark promises: simplicity, adaptability, and quality. Dean will have both [Bunken] County and the city of Greensboro on the stage tomorrow in his review of Lawson-9 and Strategic Sourcing, so be sure to attend.

What’s next? Well, we’ve tackled one application with the Landmark construction process. I feel good about that. We’ve already delivered our first next-generation application to the market. Next, we’ll be building more applications with Landmark and these, too, will deliver simplicity, adaptability, and quality. And I have full confidence we will turn that promise into a reality as well. Thank you and have a great Q.

[Applause and music]

Harry Debes:                                                                          Thank you. So as you can see, Landmark is a classic example of true innovation, something that could really change the industry because of the now proven improvement in productivity of our programmers — the rapid development, the higher quality, the lower cost of support, and the increased flexibility. So over time, the number of new Landmark-based applications will accelerate. And we believe that this is not only going to have major technical advantage, in that it delivers applications on a true service-oriented architecture, but also because these applications will be of higher quality, be more robust, than anything we or anyone else has, in the past, been able to deliver.

Now, I know that this sounds a little bit like hype – like that guy who had the video. But you know what? It’s only hype when you don’t deliver on your promises. And with Strategic Sourcing now generally available, we are delivering.

Okay, let’s move on. Because innovation isn’t just about the products and the technology you provide. It also concerns the way we deliver and support our products and how we at Lawson work as a team to support you and how we interact with you.

In the past 12 months, we’ve created new ways to deliver on our Manifesto Commitment. I wrote to you in February with a list of the new initiatives that we’ve been rolling out. We increased our interaction with the various user groups, we increased direct communication with you in my periodic letters and also via the electronic newsletters – three of which have now been distributed. We continued the measurement of your satisfaction levels and we created the guaranteed response channel, whereby we guaranteed our customers would receive 24-hour response to any question or issue they post to Lawson. That guaranteed response time has now been in operation for about six weeks and a number of you have taken advantage of it. And I know that those of you who have used it have been pleasantly surprised by the speed and urgency that your issues have been addressed.

We also promised to take a giant leap forward in enabling you to communicate, not only with us, but with each other. We promised to create a new tool with which you could review and amend the information that Lawson stores about you. And more significantly, a tool with which you could post your own, un-edited product reviews, kind of like doing a restaurant blog, or allow you to review the product reviews or discussion threads that others have posted. And today, we are ready to deliver on that promise. We call it the Lawson Customer Community. And I, throwing all caution to the wind, I’m going to do a live demonstration of this new tool for you right now.

So here’s the setup. Let’s pretend that I’m a user of the financial applications, but I’m having difficulty getting feedback from my Lawson support team – they don’t seem to be calling me or say they’re having difficulty reaching me my email. So that’s my first issue. What’s wrong here? Perhaps they’ve got some incorrect information about how to get in touch with me. Second issue: I’m a user of the financial system, but I’ve heard a lot about the business intelligence and reporting tool and I’d like to understand a little bit more; I’d like to see what other people have said about business intelligence. What’s their experience like? How many KPIs can you put on a dashboard? How much does it cost to implement? Thirdly, I’m a member of the Lawson Global User Group and I’d like to see what the agenda is in the next couple of weeks to see if I should be participating in any of these events.

So here we have a live version of the community website. And by the way, you can access this via support.lawson.com. So the first thing I’m going to do is check my profile. And here I am, but I can see a couple of things wrong right away. My phone number is wrong. That’s because I changed phone numbers. So I’m going to go in here and change my phone number. And I see we’ve spelled Lawson wrong, so I’ll change that. I also see that I haven’t been subscribed for the Lawson newsletter. No wonder I haven’t been receiving it. So I’m going to just ask to be put on that distribution list. And I’m going to save that and this now will update all of the various Lawson systems. And by the way, in the future, we’ll be sending you, once a quarter approximately, a very brief email that says, “Here’s the information we have about you in the system. Is it still correct?” If the answer is yes, simply press the OK button; don’t need to do anything else. If it’s changed or if your system administrator would like to add someone or add some pertinent detail, then you have the opportunity, immediately from that email, to launch into this application and make those corrections. So that’s the first thing.

Next, I said that I was a use of the financial applications. And this screen now reflects, here on the top right. It says, yes, I’ve already joined the financials community discussion group. And I see a couple of blogs that have been posted here already about that. But I’m now interested in joining the reporting and business intelligence group, so I’m going to join that. And I see that a number of issues or discussion threads have already been posted on this. So I’m going to look up – it says here something about KPIs on LBI9 dashboard. So I’m interested in that, so let me see what it says about that. Okay, so here was the question. The question that someone posted was, “Is there a limit to the number of KPIs I could put on an LBI9 dashboard?” And the answer is, “There is no hard-set limit on the dashboard; this would be a system resource,” blah, blah, blah, et cetera. And I notice this comment came from Paul Thomas, who I happen to know works in the business intelligence and reporting area. So, a Lawson person seeing the question, seeing the discussion thread, has in fact answered the question and hopefully a lot of people now can share in the benefit of that answer.

If I wish to log my own new discussion thread or question, I would simply go down here and I would pick my area, either financials or reporting. So I’m going to pose a new question: How much should I budget for an LBI9 installation? All right? So I’ll submit that and hopefully in the next couple of hours or in the next day or so – so there’s my question right there – and this is now available for everyone to see. And by the way, when I say ‘everyone,’ we’re talking about 47,000 end-users of Lawson, because that’s how many people we have registered in our system that are end-users. So hopefully we will all benefit from their experience, exposure, et cetera. And once again, this website is going to be made available to everyone and so you can enter into those discussions.

Finally, I wanted to see what’s happening with my user group. So I am a member of the Global User Group here. I’m going to open the workspace that has been reserved for the Global User Group – by the way, all the regional user groups and subgroups can also create a workspace here. And I’m going to look at the calendar to see what’s planned in the next little while. And I notice that – here we go – over here, there is a – so this week, [unintelligible], but next week, there is a meeting or a conference call and I’d like to see the details of that before I decide whether or not to participate or attend on that call. So I’ll just open this up. Aha! Here’s a high-level agenda and I see they’ve posted the more detailed agenda here. All right, and there it is. So now I can decide, yeah, I think that looks pretty good; I think I might participate in that call.

How cool was that?  [Applause] It’s not hype. It’s real and it’s ready to go. In fact, you can access this tool tomorrow via support.lawson.com. In fact, some people came to the lab and started posting yesterday, so some of the questions and the discussion threads that you saw there were live based on the discussions that were actually posted yesterday.

As I mentioned, our product managers and technical support teams will occasionally monitor your discussion threads and will participate to resolve issues and answer your questions. They won’t edit your comments and they will not censor your comments. This is a tool for you to use to share with each other. Now, it’s not a replacement for our Global Support Center; that still exists. But we think it should complement the support offerings and thereby improve the experience that you have with us and with our solution.

We want to thank the Lawson Global User Group members for helping us to specify and test this application. And as you use it, I’m sure you’ll come up with dozens of suggestions of how we could make it even better – and we welcome those. And by the way, we’ve already created a link on that site for you to give us feedback for just that purpose.

Now, at the risk of sounding a little bit like Crazy Larry. . . But wait! There’s more. In the past, I think we’ve sent you mixed messages about our commitment to the services business – to the consulting side of our business. About 12 months ago, that message became crystal clear. We want to engage with you, our customers, on every project. And to do this, we’ve launched a series of initiatives that leverage our offshore resources to make it more cost-effective. And today, we are also pleased to announce a brand new offering called Managed Services. A program that, for the first time ever, allows you to turn over elements of your applications support product administration, including the management of your custom code – not just standard, but custom code – of the Lawson application set. I strongly encourage you to attend session GEN043 on managed services this afternoon at 4:00 p.m. at the [Carib] to learn more.

In addition, we’ve also launched several packaged migration programs, the first of which is geared towards migrations to LSF9. We’ve created a specialized team that does nothing but perform migration services remotely by certified Lawson consultants. You can stop by the migration lab to discuss the program with one of our professionals.

And finally, we’re working on expanding our education offerings. Our education offerings are getting both broader and deeper and many are being offered virtually to provide you with maximum flexibility. But innovation is also about how we support you. One of the strategic initiatives within Lawson is driving down the total cost of ownership of our solution, while at the same time, raising the total business benefit of those solutions and to provide you with an ever-expanding return on your investment. And to that end, I’m pleased to announce a new, multi-tiered support program that we’ll be launching called Lawson Total Care. Now it’s a new approach to the support that you receive from Lawson, allowing you to tailor the support of your applications to your organization’s needs and skills and budget and to do it more cost-effectively. And the launch of Release 9 is the perfect opportunity assess the division of tasks between your company and Lawson. So let me quickly step you through our vision for this program.

Our current support offering will continue to be offered as our basic or bronze-level support. However, if you are interested in enhanced support features, such as additional how-to call support or user access to web-based training, increased service level agreements, system assessments, then you might want to consider upgrading to our Silver Program. At the Gold level, Lawson will assume maintenance of your Lawson application for you. That includes installation of patches and fixes and corrective maintenance to your custom code and Lawson product administration. This is not going to be for everyone, but we at least wanted to give you the option to consider it.

And finally, Lawson is committed to innovating in the area of application delivery and we’re working to a fully on-demand version of our software, beginning with human capital management. That isn’t available just yet, but stay tuned for communication around this summer about how we can both take advantage of new levels of support with the Lawson Total Care program.

So, what does this mean to you? What promises are we making and delivering on? Simply, we are continuing to focus on innovation, which is creating increased range of software offerings at higher quality. It’s delivering on our services-oriented architecture platform that’s going to be built on Landmark. It’s about improving your experience with Lawson and increasing the number of services and support options to better meet your needs and budgets. And the bottom line is, it means more value for your Lawson investment.

Okay. What about strategy? Well, here’s what we do today. We offer a product set, which contains a technology layer, core applications, some vertical-specific applications, and business intelligence layered on top of that. That’s a fairly solid offering and I’m sure most of you are quite familiar with this set. We surround this software with a set of now-expanded service and support offerings. And over many years, we’ve had some success with these industries in particular.

But here are the issues we’ve been facing: That product set isn’t a rich enough portfolio for us to achieve long-term, sustainable growth. If we don’t offer key components of your requirements, you are forced to look elsewhere for those products. Today, we’re focused primarily on the North American market and, as such, we’re missing out on the expansion of the global economy, particularly in developing countries in Eastern Europe and also in Asia. The problem is, we are not currently well-suited for additional growth in a business and an industry where size, scale, and global reach matter. We need to overcome these in order to protect the long-term investments and interests of our customers and shareholders. And that’s why the combination with Intentia makes so much sense.

The new Lawson will combine the service-industry-oriented, North American-centric old Lawson with Intentia, which is the make, move, and maintain company, traditionally focused on Europe and Asia. The new Lawson will have revenues of more than $750 million. And revenues will be balanced on a global scale. We’ll have approximately 3,600 employees. And while this won’t be in place right away, we plan to offer 24x7 worldwide support in about 12 months. We will have more than 4,000 customers in more than 40 countries and your software will be available in not just five, but 20 languages. In fact, the new Lawson is so different from the old in size, scale, and global reach, that we even decided to create a new logo for the new company.

[music/video plays]

So, we have a new logo and we have hats. [Laughter] How do you like the new logo? [Applause] So the hat has the new logo on it. And we have a hat for everyone – for all of you as you leave. Kind of like Oprah. [Laughter and Applause]

So except for the hats, the new Lawson is remarkably like the old Lawson. Let me explain this, because I know that some of you are probably thinking that we’ll become distracted with intention and forget to focus on your industry or your Lawson-specific application that you might be running. Let me assure you that that is not our plan. And here’s the first proof point: We are not merging the two products into one. There is no fusion allusion confusion. The Lawson set of applications was designed to meet the needs of service industries, while the Intentia applications were designed to meet the needs of manufacturing and distribution industries. Merging the two code sets would be a horrendous task and wouldn’t provide any benefit to anyone. In fact, we would create more overhead for both sets of customers. Therefore, we plan to continue to develop both code bases indefinitely. They will be labeled M3 for make, move, maintain; and S3 for staff, source, and service.

There are, however, some natural opportunities for synergy. Both companies are committed to a pure Java development environment. Landmark creates pure J2EE Java code and both companies are committed to a WebSphere application server environment. And, both companies will be using the same enterprise performance management solution. In addition, Intentia customers will benefit from Lawson’s world-class human capital management suite, especially because Intentia doesn’t have such an offering. Conversely, Lawson’s customers will benefit from Intentia’s world-class enterprise asset management. I’m not talking about fixed assets here; I’m talking about preventative maintenance of major assets, because we currently do not offer such a product.

Our industry focus remains the same. And as far as organization is concerned, the two companies will combine and have a seasoned team of Lawson and Intentia executives to run the business. Bertrand Sciard, who is the current CEO of Intentia will become the Chief Operating Officer of the new Lawson and will be responsible for the sales and consulting side of our business. But you recognize Dean Hager and I think you know him well. He will be in charge of the product and vertical strategy for both the S3 and M3 solutions. The GSC or help desk remains exactly the same. The people you called before will be the people who you’ll be speaking with in the future. And as far as the field organization is concerned, we will continue the current alignment by industry and geography for both sales and consulting. Joanne Byrd, who’s been with Lawson for more than 10 years, will continue to head up the Lawson sales team in the Americas. And Rob [Jorgeson], who’s been the senior executive in our consulting practice for the last 18 months, will head up the Americas consulting organization.

So again, what does all this strategy business mean to you? What’s our promise? Well, we promise that we will be a bigger, stronger, global Lawson. We will have more products and greater expertise across multiple industries. But importantly, we promise continuity. There will be no change or impact to your installation or your future upgrade plans or the people that are supporting you.

Finally, I’d like to close with the center of our diagram and speak a little bit about core values. Lawson has always had a strong set of core values. You know, Richard certainly had a large part to do with that. But now as a new company, it’s important for us to clarify and codify those values so that everyone in our organization will clearly understand what we expect of them and how we want to run the business. And the core value, turning promises into reality, that is it. I know it’s a pretty simple concept, but isn’t this really what everyone wants? Customers, shareholders, employees, suppliers, partners. How cool would it be if everyone consistently did exactly what they said they would do? Would that make a difference? Of course it would. But you know, I know that we don’t live in a perfect world. And I’m not saying that we will never let you down; that we won’t make mistakes. We are human and so occasionally that’s going to happen. But you know what? If that happens, we will fix it – and fast. And if you ever feel that we are not delivering on that promise, not making it a reality – be it with our products, our service, or our support – here’s an email address for you to send me your comments. Every one of your emails will be read and will be responded to in a timely manner. And that’s a promise from me. [Applause]

In closing, I’d like to leave you with this: We’ve worked hard over the past year to increase your confidence in us and to be here for you. We’ve established some strong financial foundations based on improved execution. We’ve innovated and delivered a tremendous set of new products and technology in the form of Lawson-9. We are 100 percent focused on increasing your satisfaction with Lawson and your overall experience. And we have a clear strategy for the enterprise software market. And I can tell you this: On behalf of all Lawson employees, and especially those people who are here at Q, we value our relationship with you. You are why we’re here today in Orlando. For all of us at Lawson, thank you. Thank you for your support; thank you for being our customers. Connect, exchange, discover, have a wonderful conference. See you Tuesday night.

[Applause]

Male Voice:                                                                                 Ladies and gentlemen, please welcome Malcolm Gladwell.

[music plays]

Malcolm Gladwell:                                               Thank you very much. I’m very happy to be here. I always get a little bit nervous when I come to these big resort hotels because I was at one recently and I was walking, you know, across the circular driveway and some guy in a car motioned towards me and I went to see what he wanted. And he gave me his keys and he said, “I’ll need the car in two hours.” And although he tipped very well, I began to wonder whether there wasn’t something wrong with my appearance, really, I guess. [Laughter] But that did not happen to me, you’ll be very pleased to know, when I came here. So you guys are a cut above normal. . . [Laughter]

I want to take you away entirely from the world of software for a moment and tell you a story about art, in particular, about a statue. Someone, about 25 years ago, brought an ancient Greek statue to the Getty Museum in Los Angeles. And it was an example of what’s called a kouros. And kouros are these extraordinarily valuable and very rare genre of ancient Greek art. They’re marble statues of young men; they’re about six or seven feet tall. And they’re worth extraordinary amounts of money and there’s only about six or seven of them that are in existence. And someone brought one that no one had ever seen before to the Getty and said, “Are you interested?” And the Getty was like, “Wow! Of course we’re interested! What an incredible find!” But then they said to the art dealer, “Do you mind if we take this statue and do our due diligence? You know, before we do this deal, do you mind if we look it over and make sure that it’s what you say it is?” And the art dealer was like, “Absolutely, that’s totally fine.”

So the Getty takes the statue and takes it down to their laboratories and they spend about a year on it. First thing they do is bring in the lawyers, right – first thing you always do when you’re doing due diligence. And the lawyers went over all the documentation and ran up thousands of billable hours – hundreds at least – and came back and said, “You know what? Everything looks like it’s okay.” Then they brought in some archeologists and the archeologists took a little core sample of the marble. And they matched it up. They said, now, does this marble match the marble from the quarries we know the ancient Greeks used to mine marble for their statues? And sure enough, it did. It came from some little island off the coast of Greece. Then they brought in some geologists. And the geologists had this brand new, incredibly high-tech test, where you essentially do an x-ray of the surface of the marble and by looking at the level of degradation of the marble, you make an estimate of how long that marble has been out of the ground. And they looked at it and they made an estimate that it looked like this thing had been out of the ground for about 2,600 years, which would match up perfectly from when that statue was supposed to have been carved.

So they did all that stuff and they got together all of their evidence and they had long meetings that lasted into the night – the kind of meetings anyone would have – any major organization would have before they do a big deal. And they decided, you know what? We’re going to buy it. We like it, it’s real. And they went out and they paid $10 million for it, which at the time, was an enormous sum of money for a work of sculpture. And they were incredibly excited and they couldn’t contain their enthusiasm.

And they hadn’t yet put it on the main floor. They heard that a woman named Evelyn Harrison was in town. Evelyn Harrison is one of the world’s great experts on ancient Greek art. They heard she was in L.A. and they called her up and they said, “Evelyn, you’ve got to come by the museum. We’ve got something to show you.” She goes, “Okay.” And she comes by, you know, the big windy driveway of the Getty. And they take her down into the basement and they stand her in front of this statue. And they whisked the cloth off and they say, “Our newest acquisition! We’ just bought it for $10 million.” And she looks at it. She goes – just blurts out – “Oh, I’m sorry to hear that.” And they said, “What do you mean?” And she goes, “Well, it’s a fake.” And they said, “No, we just spent a year – actually 14 months – analyzing this thing. It’s not fake. Trust me.” She goes, “I don’t know; looks fake to me.” And they kind of rolled their eyes and they think, Evelyn, you know, what does she know?

A week later, a guy named Tom Hoving is in town. Tom Hoving used to be head of the Met in New York. World’s expert on ancient Greek art. They hear he’s in L.A. Same drill. They call him up, they say, “Tom, you’ve got to come by the museum.” He says, “All right.” Goes by, they take him down to the basement and they – same drill; whisk the cloth off. They go, “Our newest acquisition! We just bought it for $10 million.” And he just blurts out, “Has the check cleared?” [Laughter] And they go, “What do you mean?” And he goes, “Well, it’s fake.” And they said, “It’s not fake! It’s real! We did 14 months of due diligence on this deal before we made it. We had it checked out.” He kind of shrugs and says, “I don’t know.”

Then the Getty thinks, all right, let’s go and show this thing off in the country of its origin; let’s take it to Greece. So they go and they – I don’t know how you send a statue to Greece; I assume you FedEx it. [Laughter] They put a label on it, guy came around at 5:00 and picked it up. [Laughter] And they rent out a hotel ballroom in Athens. Not as big as this one, but a pretty big one. And they invite all the top experts in ancient Greek art in the country of Greece – and there are a lot of them; it’s a very popular profession in Greece. And they wheel this thing out. I mean, it’s like two tons, really heavy. Six, seven feet of marble. And they stand it right here and they whisk the cloth off and they turn to all the experts and all the Greek guys go like this. . . And the Getty people are like, “What?” And the Greek guys are like, “It’s fake!” You know, they’re like, “It’s 9:00 on a Monday morning, you dragged me halfway across Athens – the worst traffic in the Western world – to see this fake?!” And they get all upset and they storm out.

Here we have a showdown between two very different ways of thinking, right? Two different ways of making sense of a difficult, high-stakes decision. You’ve got the Getty on the one hand and what do they do? They take their time, they gather all the evidence, and they very carefully and consciously and slowly proceed to a conclusion. On the other side, you’ve got the experts: Harrison, Hoving, all those Greek guys. And what do they do? They take a look at this thing and they go, boom, right? They don’t proceed consciously; they’re drawing on their unconscious knowledge. They don’t proceed carefully and deliberately; they jump to a conclusion, right? They just go with their instinct. Now who do you believe? Two very, very different modes of thinking; two different ways of making sense of this incredibly high-stakes decision. Who do you go with?

Now we all live in a culture and you all participate in a business culture, which very powerfully favors the Getty’s model. When we make really big, important decisions, we are encouraged to gather every last piece of evidence and very carefully and slowly and deliberately go over it. And when people make mistakes, what do we always say? We say you didn’t do your homework; you didn’t take your time; you rushed to judgment. We take it for granted that whenever it comes to these kinds of very high-stakes decisions, we ought to use the Getty’s model.

Well, here’s the thing about the Getty’s decision. It didn’t quite work out the way they thought it was going to work out. Got the statue back from Greece and the first thing they got was a call from the lawyers. And the lawyers said, “You know how we said we thought everything was in order? Well, now we’re not so sure.” And then the archeologists called up – geologists called up and they said, “You know, we did that analysis of the surface of the marble? Well, we should tell you that it turns out if you grow potato mold on the surface of marble, it can be brand new and look like it’s 2,600 years old.” And then a couple of months later, the cops in England busted an art dealer who was coming through customs at Heathrow and he had a big container worth of art. And they opened up the container and inside the container, they found a little plaster cast of what looked like the Getty’s kouros, only this plaster cast was not 2,600 years old; it looked to be about one or two years old. And now if you go to the Getty, and they have a brand new villa where they have all their Greek artifacts, you can see the kouros. There it is, it’s gorgeous. A little plaque at the bottom. The plaque says, “Kouros. Either 6th Century BC or 1975.” [Laughter] It’s a fake.

Now I tell you that story because it’s a story about judgment. And everyone in this room is in the judgment business, right? You’ve gotten as far as you’ve gotten because you have exercised judgment when it comes to high-stakes decisions where there isn’t a lot of information. Deciding which software company to go with or what kind of product to buy are all decisions that require additional judgment. In fact, what distinguishes you from people who make mistakes will be whether you can exercise this incredibly valuable but somewhat mysterious thing. What I want to do this morning is ask: What is judgment?  Do we understand it?  Do we know what goes into it?  Do we know what makes it better?  By looking at that story, I want to pull out a couple of lessons that I think can help us wrap our arms around this extraordinarily important aspect of what it means to be a successful decision maker.

The first lesson is that this kind of judgment is incredibly central to any of the tasks that experts do. Talk to an art expert and ask him to tell you about the kinds of things he has to do. Say they’ve got to write an essay about a work or art. In that case, they will proceed like the Getty does. They’ll read all the relevant stuff, talk to all the relevant specialists, go and look at art for hours and hours, and put all that evidence together and they will write a monograph on the art. There’s no question that part of what it means to be an expert is occasionally to use this mode of thinking. But there is another aspect to being an art expert. That is being able to tell the difference between a piece of art that’s real and one that’s fake. When it comes to that task, which is absolutely at the center of that particular expertise, there is no way to make that call except instinctively. What you have to do in that moment is compare the database in your head of all of the authentic art you’ve ever seen in your life with the piece of art in front of you, and you’ve got to make a call. Does it match?  Or, does it not?  You can’t make that kind of judgment call sitting around a table with a bunch of computer printouts talking with your peers. You have to be able to look at this art and right away do that kind of unconscious pattern recognition.

If you talk to people who are experts in any field, you will find that in every single case they will talk about some critical aspect of their work requires this kind of exercise of instinctive judgment. I remember reading a biography of George Soros. He talked about the number of incredibly critical decisions he made over the course of his investing career that really came down to a gut feeling. His stomach felt bad. His back hurt. So, he sold. He talks about that kind of language and what he’s saying is that at that level of expertise, a lifetime of experience, your instincts are an enormous valuable compliment to your other kinds of cognitive skills. I don’t know how many of you are military buffs, but there is a wonderful phrase that they use to describe great generals:  Great generals are said to have [cudoil]. Cudoil is French for “at a glance.”  What that says is that to be a great general, you must be a great manager, you must be a great logistician, you must be able to put together really comprehensive strategies, you must be able to be a good leader, but you must also have cudoil. What is cudoil?  The ability to make sense of a complex, fast-moving, dynamic situation like that. If you can’t do that, you can’t be a general. Napoleon had cudoil. Wellington had cudoil. Patton had cudoil.

That’s what set these guys apart from the people who are merely run of the mill generals. So, that’s the first lesson, but I think it’s important that we stress that before we go on that when I’m talking about this kind of thing, I’m not talking about something that is alien or marginal to what you do. I’m talking about a skill that is absolutely at the center of the way anyone who is involved in a complex, fast-moving environment has to proceed.

Second lesson. This kind of skill is really mysterious. When I was learning about the curos, I called up all those people, Evelyn Harrison, Tom [Hoving], I tracked down many of the people who were in the room in Greece, which was not easy because I don’t speak Greek and they don’t speak English. But I did it. I wanted to ask them all the really interesting critical question:  At the time you made this judgment that this statue was fake, why did you think it was fake?  I’ll point out to you that this was not some trivial judgment for these guys. When the Getty finally announced that they had bought this statue, the story was on the front page of the New York Times. This was one of the biggest deals in the art world in 25 years. If you’re an art expert, the question of whether something is real or fake is something upon which your reputation rests. Reputations are ruined by guys who think that something is real when it’s actually fake or vice versa. So, these guys aren’t blowing it off. It’s an absolutely critical judgment call here. Reputation is hanging the balance. So I asked them when it came time for that critical judgment call with your reputation hanging in the balance, why did you think it was fake?  Here’s what they all told me. They said, “I have no idea.”  What do you mean, that’s crazy?  Later, they said they came up with some hypotheses for what they thought was amiss about the statue, but at the moment they made the critical judgment call, they had no idea why they were making it. Now, that is not because these guys are intellectually lazy. What they’re talking about it something that is powerfully characteristic of instinctive judgment. When we draw on our instincts, we are drawing on the knowledge that’s contained in our unconscious. Our unconscious is a part of our brain, by definition, that we don’t have access to. It’s hard for us to accept sometimes.

I remember talking to a famous tennis coach, Vic Braden. He’s taught many of the great tennis players in the world. He was telling me that he could go to a tennis match and predict with almost perfect accuracy whether someone was going to double fault. So, they go up for the first serve and they miss it. They go up for the second serve and before the racquet hits the ball, he can predict. He’s always right. That is the kind of judgment call that experts can make. If you spend a lifetime looking at serves, you develop a kind of unconscious expertise about what a good serve looks like. Here’s the catch:  He cannot figure out how he knows the serve is going out. He doesn’t know what he’s picking up on, and it kills him. He’s a coach; he wants to be able to go down afterwards and say to the player, “Here’s what you did wrong.”  But, he can’t do it. Why?  Not because he’s lazy, not because he’s stupid, but because that’s the way our minds work. When we’re operating on this incredibly high instinctive level, we don’t have access to why. He was telling me that he spent years sitting down and having long conversations with famous tennis players about their game. He’s done this with every major tennis star that you can think of. He said to me, “Malcolm, after doing this for 30 years, I can honestly tell you there is nothing to be learned about tennis from talking to a top tennis player.”  I said, “That’s crazy. What are you talking about?” He said,

“I asked every top player in the game over the last 30 years how they hit a top spin four hand. Everyone of them told me the same thing:  At the moment of impact with the ball, I roll my wrist to generate top spin.”  They all said that. So, Braden got a big digital video camera and began taping the top tennis players in competition. What he discovered is that not a single one of them ever rolled their wrist at the moment of impact with the ball. The wrist was fixed and they rolled their wrist as part of follow-through when the ball was gone. Here are people who know more about top spin four hands than anyone in the history of top spin four hands and they cannot tell you how they hit a top spin four hand. That is something powerfully true, characteristic of the way this kind of thinking works. I don’t think there’s any less true in the world in which all of you operate. There are going to be critical decisions that you make, very, very high stakes decisions, decisions made in situations of great informational uncertainty where you’re going to have to rely on your instincts. In those moments when you rely on your instincts, you may not know why you believe something, but you have to trust in those instincts nonetheless. You have to understand that not knowing why or asking someone to provide an explanation may come up with a story that bears no relationship to the truth. We have to accept the fact that there is something mysterious, fundamentally mysterious, about the way these kinds of instinctive judgments work.

Next lesson. By the way, there are only four lessons. This kind of thinking is also pretty fragile. Think about the Getty for a moment. The Getty is not some small, obscure regional museum. This is one of the great museums in the world. They’ve got experts on their own staff. In fact, the head of antiquities at the Getty Museum was a woman named Marion True. Marion True is considered one of the great experts in ancient Greek art. About two months ago, Marion True was indicted. If you deal in ancient Greet art, at some point, that piece of art was always stolen. So, if you’re a museum, you’re essentially a fence. [Laughter]  The law is always one step behind you and the law caught up with Marion True. Just be glad you’re in the world of software rather than art. Anyway, her indictment notwithstanding, she’s an expert. Why, when they rolled that thing in for the first time, didn’t she look at it and say, “It’s a fake.”  The answer is that she worked for the Getty. The Getty, in 1981, was a young museum, just starting out, had a lot of money and no art. In fact, they were limited by the terms of J.P. Getty’s will which forbade them from buying any modern art. So, they really had a lot of money and were chasing an extremely small amount of art. So, when someone brings in an extraordinary example of a curos and asked if she was interested, every fiber in her being wants that statue to be real. That desire, that emotion, has the effect of undermining her judgment. That’s a very important point because we often assume that judgment is something that’s robust. That’s not true. When we rely on our instincts, we have to be aware that those kinds of instincts are fragile. Let me give you a couple of examples — two absurd and one serious. This is an example that you can use to make money — my kind of money; not your kind of money. By that I mean, not $20 million in the next quarter, but $20 at a dinner party. Just so we’re clear because I saw when I used that phrase that everyone’s face lit up. [Laughter]  I just want to keep expectations down. You’re having a dinner party; you give your guests the Pepsi challenge:  glass of Coke, glass of Pepsi. You say, “Take a sip of each and tell me which is which.” Can they do it?  Yes, they can. In fact, if we did the Pepsi challenge in this room right now,

I’m guessing 85 percent of you know the difference between Coke and Pepsi. They’re different. Coke is a little bit darker, a little heavier, and not as sweet. Pepsi is more bubbly, more citrusy, less of that cinnamony taste. They’re different. Most of you would tell the difference. After your guests have done that, you say, “Now, we’re going to play a little game. I’m going to give you a third glass. In that third glass is going to be either Coke or Pepsi. This time, I just want you to tell me which of those three glasses is not like the other two. Can you do it?”  At this point, it’s very important to put the money on the table, trust me. [Laughter]  What people will say is, “Of course.”  Fresh off their victory in the Pepsi challenge, they’ll say, “I know the difference between Coke and Pepsi. I just showed you I know the difference. Of course, I can do this.”  Here’s what happens. They take the first sip, second sip, third glass, and then a shadow of anxiety crosses over their face. Then, they panic. At which point, you lean in and take the money. If we did that test right now in this room with all of you, the success rate would be 33 percent. It would be chance. Just be adding one extra element to that test, I turned you from a Coca Cola expert into a Coca Cola idiot. [Laughter] I destroyed your instincts. You thought that you knew the difference and you didn’t anymore when I changed the circumstances. What that says is that sometimes we have a little too much confidence in our instincts. Or, a better way of putting it is if we want people to exercise effective instinctive judgment, we have to protect their judgment. We’ve got to set up situations, institutions, structures, that allow people to bring out the best in their own thinking. The people who understand this the most in recent years is law enforcement. In the law enforcement community, they’ve done a number of things to try to protect the judgment of police officers because, obviously, that is an incredibly important life or death thing for cops. How do you protect that instinct?  Two things have happened in law enforcement:  One is that people have realized that police officers make profoundly better judgments when they are by themselves than when they are in groups. Put a group of young cops together and they start to exercise poor judgment. They think they are invulnerable. They show off to each other. Put a police officer by himself, what happens?  He gets smarter. He slows down. He makes much better judgments. If you look at statistics of where cops make errors — draw a gun when they shouldn’t, hit someone when they shouldn’t, do something really dumb — invariably, those errors are committed in the presence of another police officer. When you look and see a single officer squad car, that is not some municipality trying to save money on law enforcement. That’s a municipality trying to save lives. There’s another thing that people have realized in recent years, there’s been a big move to ban high-speed chases. When people talk about high-speed chases, they always talk about why they’re a bad idea because of the innocent people who get hurt during the chase, which is true. They are also, more importantly, a bad idea because of the things that police officers do at the end of high-speed chases. If you’re in a car driving at 120 miles an hour through a residential neighborhood and all you can think about is what if a child runs in front of me and I can’t stop, by the time you get out of the car, your heart rate is at 140 and your levels of testosterone and adrenaline and cortisone are through the roof and you can’t think straight. No one can think straight under those circumstances. When you ask someone to make a complex decision at the end of that kind of situation with their body in that kind of state, they do stupid things. The last three race riots in this country were caused by dumb things cops did at the end of high-speed chases. Rodney King — a group of cops at the end of a high-speed chase. Those two circumstances, I submit to you, tell you all you need to know about why that situation happened. They’ve done something about it in that world. They’ve said, “We know there are situations where our people get into trouble. So, we’re going to protect them from that. We’re going to have them ride in the car by themselves and if they need help, they call for it. No more high-speed chases.”  Those who have done that have seen a marked improvement in the level of quality decision making by their officers. That’s the kind of thinking, I think, that ought to be applied in many different situations. When you or your people have to make complex decisions, you’ve got to sit down and think how to structure that decision to protect your instincts because you know they are fragile. You know that the assumption you have that your judgment is a robust thing that functions in every different kind of environment isn’t really true.

Last lesson, and in many ways, the most important lesson for all of you. This kind of judgment is frugal. Think about the Getty again. We’ve got a museum that sits down and studies this piece of art for 14 months. They’ve got lawyers, geologists, archeologists. Then you’ve got all these experts who walk in and see this and know it’s a fake. That’s weird. There isn’t a major corporate boardroom in this country we could go in when they were facing a big decision and say, “Guys, dispense with the analysis, let’s just spend two second on this.”  No one is going to listen to you. They’re going to think that’s crazy. But here’s a case. One of the most important deals in the art world where the guys who took two seconds are right and the people who took 14 months were wrong. There’s a very important notion in that. There are times, in critical decision making where we overburden ourselves with information and where frugal is good. When we can limit the amount of information that we use to make a critical decision, we can sometimes come out ahead — often. The people who have taken this idea most seriously recently are in the world of medicine. Talk about a world where they make high-stakes decisions, right. People noticed for years that ER doctors did a very poor job in diagnosing chest pain. If you look at the success rates of ER doctors in knowing whether you have a heart attack, they’re down here. They’re basically guessing about whether you’re having a heart attack. We went to a local hospital and walked through the CCU. Most people in there don’t have heart attacks; they’re there because we don’t know what’s wrong with them. A couple of years ago, people said, “Let’s figure out how we can help ER doctors make better judgments at the moment the person walks in.”  That, by the way, is an instinctive judgment. You’ve got someone walking in. They either going to die in five minutes, or they’re fine. Behind them, there are another 100 people who are either going to die in five minutes or be fine. You’ve got to make a decision right there. How do we help someone make that decision?  These researchers sat down and went through all of the data. They discovered that if you limit an ER doctor to just four pieces of information about a patient — EKG, fluid in lungs, blood pressure, stable or unstable pain — and banish from consideration every other fact about that patient — age, medical history, weight, cholesterol level — and force them to consider just four pieces of information about the patient, their success rate in predicting heart attacks goes from down here to up here. It is really hard to convince doctors of that fact. This study that I described to you has been published in major medical journals in the world and it is still impossible to get doctors to wrap their mind around the fact that their better making this incredibly high-stakes decision when they deliberately limit the amount of information in front of them. All experts feel that way. As experts, we instinctively feel that the bigger the problems we’re facing, the bigger the question that we have to answer, the more information we have to gather and that we’re always better off gathering that marginal piece of information. False. When it comes to high-stakes decisions, our judgment is enabled when we limit ourselves to just the barest, most key facts. This has been a huge issue in the intelligence world. From time to time, our intelligence community gets embarrassed — Pearl Harbor, 9-11. We should have known something and we didn’t know it. We got taken by surprise. Invariably, there is a process of analysis after the fact. People say, “What did we do wrong?”  The first argument that’s always made is that we didn’t know enough. The Japanese took us by surprise in Pearl Harbor and we just didn’t know enough about the Japanese. People all thought that and reorganized the intelligence community so we could know more. Then, a whole other group of people came in and said, “That’s not true. In fact, the opposite is true.”  The problem in the case of Pearl Harbor is that we knew too much. We had Japan wired for sound in 1941. We knew more about Japan in the fall of 1941 than, perhaps, any country has every known about a potential adversary. We had broken their codes. We had spies up and down. We were tracking all their ships. We were monitoring their radio traffic. We had impeccable evidence about their economy and political system and diplomatic core. That was the problem. We knew so much that these analysts in Washington, who were charged with making this call were overwhelmed. They had stacks of recently decoded transmissions between X and Y and Japan, reports of people in the field. They couldn’t get through all that stuff. They couldn’t make sense of it. They were overwhelmed by the burden of all this information. Who made the right call in 1941?  One group in American society correctly predicted what the Japanese were intending to do in 1941. Do you know who it was?  Newspaper journalists. If all you did was read the New York Times in 1941, you would have been better off than the American defense establishment. Why is that?  Did the guys at the Times know more?  No. They knew less. In fact, they had access to none of the top secret stuff. All they knew was the stuff that was right in front of their face. That was their advantage. They were not overwhelmed by data. They could see the forest for the trees. That enabled them to get at the essence of what was going on in that society. I would submit to you that when it comes to really complex decisions, that sometimes we make the mistake of looking at a list of variables this long, and we forget that it just has the effect of inhibiting our judgment. What we need to do is to sit down and think about the three or four key things that we care about at this company. Does our potential vendor have those three or four key things?  That has the effect, not just of focusing our intelligence and judgment, it has the effect of enabling and allowing us to access our instincts in a way that can be critically important. That’s something that runs fundamentally at odds with the way that we think about big decisions. We’re taught, as a society, a decision makers, to consider as much information as possible.

But, all of these lessons, when you think about them, are fundamentally at odds with what we’ve been taught about judgment. We don’t acknowledge that instinctive judgment is actually at the core of expertise. We like to think of instincts as something marginal and off to the side. We don’t acknowledge that this kind of instinctive judgment is mysterious. We think that every time we make a decision, you must be able to describe in perfect detail how you reached that decision. We don’t acknowledge that this kind of decision making is fragile. We think it’s robust. We think that someone who’s an expert in one situation could be an expert in another. I think that if we’re going to clear a path for better decision making in the future, if we’re going to make sense of some of the enormously complex problems that we face, we’ve got to understand where judgment comes from and how judgment is enabled. If we can pay some attention to the mysteriousness, to the centrality, to the frugality, and to the fragility of judgment, I think we can do a much better job of making the decisions that are so central to our business. Thank you.

[End of recorded material]

LAWSON

Harry Debes

CUE_0
6

PRESIDENT & CHIEF EXECUTIVE OFFICER

Lawson Conference and User Exchange _April 9-12, 2006

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Lawson Conference and User Exchange_Orlando 2006

ERP
Illusion
Software
ERP
ILLUSION
FREE!
MAINT'NANCE
NOT INCLUDED!!!
555-5CR-AZEE

LAWSON

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Turning Promises into Reality

LAWSON

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Lawson Conference and User Exchange_Orlando 2006

Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

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Financial Strength

Strategy

Core
Values

Execution

Innovation

LAWSON

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Share Performance

Dec 2001
June 2005
+20%
0%
-20%
-40%
-60%
-80%
NASDAQ
GSO
LWSN

Execution LAWSON

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Revenue

Trailing Four Quarter Total Revenue
($ Millions)
$350
$325
$300
$335
$340
$346
$351
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Execution
LAWSON

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Profitability

Trailing Four Quarter GAAP Operating Income
($ Millions)
30
20
10
0
$4
$7
$22
$30
Q4 2005
Q1 2006
Q2 2006
Q3 2006

Execution
LAWSON

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Share Price – Past 12 Months

3/31/06
April 2006
June 2005
8
7
6
5

Execution
LAWSON

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Financial Strength
Strategy
Core Values
Execution
Innovation

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LAWSON

Richard Lawson

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CHAIRMAN & FOUNDER

Lawson Conference and User Exchange _April 9-12, 2006

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LAWSON
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Landmark
Lawson Conference and User Exchange _April 9-12, 2006

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Financial Strength

Strategy

Core
Values

Execution

Innovation

LAWSON

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Lawson Support

Innovation LAWSON

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Lawson Total Care

	Bronze	Silver
Base		
Enhanced		
Application Management		
Software on Demand		

Innovation LAWSON

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Lawson Total Care

Innovation LAWSON

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Lawson Total Care

Innovation LAWSON

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Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

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What We Do (Today)

Business Intelligence
Healthcare
Retail
Government
Education
Other Service Sector
Supply Chain/Procurement
ERP Solutions
Lawson System Foundation
Common EPM
Vertical-specific applications
Common core applications
Common technology

Strategy

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New Lawson

LAWSON	NEW LAWSON	INTENTIA
Enterprise Applications for Service-Oriented Industries	Rich Capability	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries
Primarily North America	Enterprise Scope	Primarily Europe and Asia-Pacific
	Applications for the Global Market	

Strategy
LAWSON

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New Lawson

~$750 million revenue

Strategy LAWSON

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New Lawson

95% from US

45% US, 45% EMEA, 10% AP

Strategy LAWSON

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New Lawson

1,400 employees

3,600

Strategy LAWSON

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New Lawson

Support: 12 hours, 5 days a week

Moving to 24/7, worldwide

Strategy
LAWSON

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New Lawson

4,000 customers

15,000 sites

40+ countries

Strategy LAWSON

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Lawson Conference and User Exchange_Orlando 2006

New Lawson

Software in 5 20 languages

Strategy
LAWSON

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LAWSON

LAWSON

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Manufacturing

Enterprise
Performance Management
Customer Sales and Service
Enterprise Asset Management
Supply Chain Management
Manufacturing Operations
Finance
Business Process Management
System
Foundation

intentia
the intelligent choice

Service Providers

Enterprise
Performance Management
Services Management
Industry-Specific Operations
Supply Chain Management
Human Capital Management
Enterprise Financial Management
Business Process Management
System
Foundation

LAWSON

Strategy LAWSON

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Manufacturing **Service Providers**

LAWSON

Strategy LAWSON

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Corporate Organization

Sales & Services
Bertrand Sciard, COO

Finance & ITS
Bob Barbieri, CFO
– Cole Orndorff, CIO

Product

Product Management
Dean Hager

Development
Guenther Tolkmit

Support/QA
Henning Schulze-Lauen

Corporate Support

Marketing
Travis White

Legal
Bruce McPheeters

HR
Kristin Trecker

Strategy LAWSON

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Field Organization

Bertrand Sciard, COO

Sales	Services
	Jim Anderson
▪ Americas Joanne Byrd	▪ Americas Rob Jorgenson
▪ EMEA Franck Cohen	▪ EMEA Stephen Thornton
▪ Asia-Pacific David Hope	▪ Asia-Pacific Linus Parker

Strategy
LAWSON

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Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

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Turning Promises into Reality

Financial Strength
Strategy
Core Values
Execution
Innovation

LAWSON

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LAWSON

Malcolm Gladwell

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Lawson Conference and User Exchange _April 9-12, 2006

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[LOGO]

Harry Debes
PRESIDENT & CHIEF EXECUTIVE OFFICER

Lawson Conference and User Exchange _April 9-12, 2006

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[GRAPHIC]

[LOGO]

Turning
Promises	[GRAPHIC]
into Reality

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Share Performance

[CHART]

Execution

Focus on Execution

•                  Improve product quality

•                  Improve sales execution

•                  Manage expenses

•                  Expand global sourcing

•                  Upgrade infrastructure

•                  Establish performance culture

Revenue

Trailing Four Quarter Total Revenue

($ Millions)

[CHART]

Profitability

Trailing Four Quarter GAAP Operating Income

($ Millions)

[CHART]

Share Price — Past 12 Months

[CHART]

Turning
Promises	[GRAPHIC]
into Reality

Our financial strength protects

the investments you’ve made.

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Lawson 9

•                  Technology

•                  Open, standards-based

•                  Superior scalability

•                  Comprehensive security

•                  Low total cost of ownership

•                  Path to SOA

•                  Technology

•                  Open, standards-based

•                  Superior scalability

•                  Comprehensive security

•                  Low total cost of ownership

•                  Path to SOA

•                  Applications

•                  Human Capital Management

•                  Supply Chain Management

•                  Enterprise Financial Management

•                  Enterprise Performance Management

Richard Lawson
CHAIRMAN & FOUNDER

Lawson Conference and User Exchange _April 9-12, 2006

Last Year

Lawson Announces Breakthrough Business Application Platform Expected To Boost Software Quality And Adaptability

Landmark Applications Will Position Lawson Applications and Customers for Service-Oriented Architechute

Landmark

•                  Innovation in construction

•                  Lawson Pattern Language

•                  Radical improvement

•                  Simplicity

•                  Adaptability

•                  Quality

•                  Fewer lines of code

•                  Business analyst can build

Signature Features

•                  Drill Around

•                  Update Anywhere

•                  Co-existence

•                  Pervasive Audit Log

•                  Effective Dating

This Year

LAWSON INTRODUCES FIRST LANDMARK-DEVELOPED APPLICATION DESIGNED FOR SOA

Laswson Strategic Sourcing Helps Customers Improve Supplier Relationships; Reduces Time and Costs Associated with Sourcing Events

Strategic Sourcing

•                  First Landmark-built application

•                  Uses Lawson Pattern Language

•                  100% SOA

Strategic Sourcing

Delivers on:

•                  Simplicity

•                  Adaptability

•                  Quality

Delivers on Simplicity

200,000+

Traditional

15X reduction
in lines of
code

13,100
Landmark

Delivers on Adaptability

•                  Lead adopters — June 2005

•                  More than 40 enhancements

•                  Delivered 4 builds in 5 months

•                  Beta 1: October 2005

•                  Beta 2: December 2005

•                  Beta 3: January 2006

•                  Beta 4: February 2006

•                  GA: April 2006

Delivers on Quality

•                  Faster stabilization rate

•                  Fewer lines of code, fewer defects

•                  Compiler-like quality

Landmark

[GRAPHIC]

•                  Delivers on Simplicity

•                  15X reduction in code

•                  Delivers on Adaptability

•                  Business analyst working with customer and blueprint

•                  Delivers on Quality

•                  Faster stabilization rate

Landmark

Lawson Conference and User Exchange _April 9-12, 2006

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

[GRAPHIC]

Lawson Manifesto

•                  Increased interaction with user groups

•                  Increased communication

•                  Continued measurement of satisfaction

•                  Guaranteed response

Innovation

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Lawson Conference and User Exchange _April 9-12, 2006

Lawson Professional Services—What’s New

•                  Managed Services

•                  Session Gen 043

•                  Remote Migration to Release 9

•                  Stop by Migration Lab to learn more

Innovation

Lawson Support

Lawson Total Care

Bronze
Base	☒
Enhanced	☐
Application Management	☐
Software on Demand	☐

	Bronze	Silver
Base	☒	☒
Enhanced	☐	☒
Application Management	☐	☐
Software on Demand	☐	☐

	Bronze	Silver	Gold
Base	☒	☒	☒
Enhanced	☐	☒	☒
Application Management	☐	☐	☒
Software on Demand	☐	☐	☐

	Bronze	Silver	Gold	Platinum
Base	☒	☒	☒	☒
Enhanced	☐	☒	☒	☒
Application Management	☐	☐	☒	☒
Software on Demand	☐	☐	☐	☒

Turning	[GRAPHIC]
Promises
into Reality

Delivering to you a steady stream of quality, innovative products, services and support.

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

What We Do (Today)

Business Intelligence

Common EPM

Healthcare	Retail	Government	Education	Other Service Sector	Vertical-specific applications

Supply Chain/Procurement					Common core applications

ERP Solutions

Lawson System Foundation					Common technology

Strategy

Issues with Current Status

•                  Limited product / vertical portfolio

•                  Limited geographic reach

•                  Limited ability for real growth

New Lawson

LAWSON	NEW LAWSON	INTENTIA

Enterprise Applications for Service- Oriented Industries	Rich Capability Enterprise Scope	Enterprise Applications for Manufacturing, Distribution and Maintenance
	Applications for	Industries
Primarily North America	the Global Market	Primarily Europe
and Asia-Pacific

~$350	million revenue

~$750

95% from US

45% US, 45% EMEA, 10% AP

1,400	employees

3,600

Support: 12 hours, 5 days a week

Moving to 24/7 worldwide

2,000	customers
4,000
5,000	sites
10,000
10+	countries
40+

Software in	5	languages

20

[LOGO]

Manufacturing	Service Providers

Enterprise Performance Management	Enterprise Performance Management

Customer Sales and Service	Services Management

Enterprise Asset Management	Industry-Specific Operations

Supply Chain Management	Supply Chain Management

Manufacturing Operations	Human Capital Management

Finance	Enterprise Financial Management

Business Process Management	Business Process Management

System Foundation	System Foundation

[LOGO]	[LOGO]

Enterprise Performance Management

M3 MAKE, MOVE, MAINTAIN	Customer Sales and Service	Services Management	S3 STAFF, SOURCE, SERVE

	Enterprise Asset Management	Industry-Specific Operations

	Supply Chain Management	Supply Chain Management

	Manufacturing Operations	Human Capital Management

	Finance	Enterprise Financial Management

Business Process Management

System Foundation

[LOGO]

Corporate Organization

Sales & Services	Finance & ITS
Bertrand Sciard, COO	Bob Barbieri, CFO – Cole Orndorff, CIO

Product

Product Management	Development	Support/QA
Dean Hager	Guenther Tolkmit	Henning Schulze-Lauen

Corporate Support

Marketing	Legal	HR
Travis White	Bruce McPheeters	Kristin Trecker

Field Organization

Bertrand Sciard, COO

Sales	Services
Jim Anderson

• Americas	• Americas
Joanne Byrd	Rob Jorgenson

• EMEA	• EMEA
Franck Cohen	Stephen Thornton

• Asia-Pacific	• Asia-Pacific
David Hope	Linus Parker

Turning	[GRAPHIC]
Promises
into Reality

A bigger, stronger, global Lawson.

More products & greater expertise across multiple industries.

And continuity – no change or impact to your installation, future upgrade plans or the people supporting you.

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Lawson Core Values

We turn promises into reality

•                  A dedication to every customer’s success

•                  Integrity and honesty in all of our relationships

•                  Personal accountability for results

Core Values

Turning	[GRAPHIC]
Promises
into Reality

Financial		Strategy
Strength
[GRAPHIC]
Core
Values

Execution		Innovation

Malcolm Gladwell

Lawson Conference and User Exchange _April 9-12, 2006

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Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.